Benjamin Securities, Inc.

3 West Garden Street

Suite 407

Pensacola, FL 32502

December 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mint Incorporation Limited

Registration Statement on Form F-1, as amended (File No. 333-281922)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby join in the request of Mint Incorporation Limited that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 5:00 p.m., Eastern Time, on December 20, 2024 or as soon thereafter as practicable.

Pursuant to 460 under the Act, we wish to advise you that the underwriters will distribute as many copies of the preliminary prospectus dated November 18, 2024 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of such preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Benjamin Securities, Inc.

By:	/s/ Michael Coyne
Name:	Michael Coyne
Title:	Principal